UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No.  1 )

Couchbase, Inc.
(Name of Issuer)

Common Stock, $0.00001 par value
(Title of Class of Securities)

22207T101
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

CUSIP No. 22207T101	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS West Rim Capital Associates II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,911,192
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 1,911,192
	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,911,192
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0%
12.	TYPE OF REPORTING PERSON IA

CUSIP No. 22207T101	13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Couchbase, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3250 Olcott Street, Santa Clara, CA 95054

Item 2(a).	Name of Person Filing:

West Rim Capital Associates II, L.P.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

2801 North Thanksgiving Way, Suite 200 Lehi, Utah 84043

Item 2(c).	Citizenship:

The Investment Manager is a Delaware limited partnership.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.00001 par value

Item 2(e).	CUSIP Number:

22207T101

CUSIP No. 22207T101	13G	Page 4 of 6 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

West Rim Capital Associates II, LP

(a)	Amount Beneficially Owned:		1,911,192
(b)	Percent of Class:		4.0%
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	1,911,192
	(ii)	shared power to vote or to direct the vote:	0
	(iii)	sole power to dispose or to direct the disposition of:	1,911,192
	(iv)	shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following box. ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

CUSIP No. 22207T101	13G	Page 5 of 6 Pages

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

CUSIP No. 22207T101	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 9, 2024

West Rim Capital Associates II, L.P.

By:	/s/ Robert Rueckert
Name:Robert Rueckert
Title: Managing Partner